RMR Industrials, Inc.

4601 DTC Blvd., Suite 130

Denver, CO 80237

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mr. Robert Shapiro

Re: RMR Industrials, Inc.

Form 10-K for Fiscal Year Ended March 31, 2018

Filed October 3, 2018

File No. 00-55402

Dear Mr. Shapiro:

We are responding to the letter dated April 17, 2019 delivered to RMR Industrials, Inc. (“we”, “us”, “our”, “RMR”, or the “Company”) containing comments raised by the staff following review of our Form 10-K for the year ended March 31, 2018.

Accordingly, the Company’s responses are set forth below:

Form 10-K for Fiscal Year Ended March 31, 2018

Business, page 1

1.	We note your response to comments 1 through 6. Please provide draft disclosures for each prior comment to reflect your proposed changes.

Response to Comment No. 1:

In response to this comment, we propose adding disclosures for the below comments from the letter dated February 25, 2019 delivered to the Company.

1.	We note your resource disclosures of high-calcium limestone and dolomite in this section. Please remove all resource disclosure from your filing. See Instruction 3 to paragraph (b)(5) of Industry Guide 7.

Response:

All references to reserves and resources will be removed from our Form 10-K for the year ending March 31, 2019 and filings for subsequent periods.

2.	Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by paragraph (a)(1) of Industry Guide 7, your company is in the exploration stage, as defined by paragraph (a)(4)(i) of Industry Guide 7. As such, Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until your company has reserves as defined in the Industry Guide 7.

•	Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration state.

•	Please remove all references in your filing of the terms development, production, or mining operations, or any term that may imply mineral production, such as operations.
•	In particular, substitute the term mineral exploration for mining operations.

Response:

In response to this comment, we propose to include the following disclosure prior to Item 1 of our Form 10-K for the year ending March 31, 2019 and filings for subsequent periods:

CAUTIONARY NOTE REGARDING EXPLORATION STAGE STATUS

AND USE OF CERTAIN MINING TERMS

We are considered an “exploration stage” company under the U.S. Securities and Exchange Commission (“SEC”) Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations (“Guide 7”), because we do not have reserves as defined under Guide 7.  Reserves are defined in Guide 7 as that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.  The establishment of reserves under Guide 7 requires, among other things, certain spacing of exploratory drill holes to establish the required continuity of mineralization and the completion of a detailed cost or feasibility study.  Since we have no reserves as defined in Guide 7, we have not exited the exploration stage and continue to report our financial information as an exploration stage entity as required under relevant accounting principles.  We will remain an exploration stage company under Guide 7 until such time as we demonstrate reserves in accordance with the criteria in Guide 7.

Since we have no reserves, we will expense all mine construction costs, even though these expenditures are expected to have a future economic benefit in excess of one year.  We will also expense our reclamation and remediation costs at the time the obligation is incurred.  Companies that have reserves and have exited the exploration stage typically capitalize these costs, and subsequently amortize them on a units-of-production basis as reserves are mined, with the resulting depletion charge allocated to inventory, and then to cost of sales as the inventory is sold.  As a result of these and other differences, our financial statements will not be comparable to the financial statements of mining companies that have established reserves and have exited the exploration stage.

We use certain terms in this report such as “production,” “mining or processing activities,” and “mine construction.”  Production means the estimated quantities (tonnage) delivered or shipped to our customers, which may result in disclosure of related limestone and dolomite sales.  Mining or processing activities means the process of extracting limestone and dolomite from the earth and treating that material.  Mine construction means work carried out to access areas in the mine containing limestone and dolomite, which principally includes road construction, ramp construction and ancillary activities.  We use these terms in our report since we believe they are necessary and helpful for the reader to understand our business and operations.  However, we caution you that we do not have reserves and therefore have not exited the exploration stage as defined in Guide 7, and our use of the terminology described above is not intended to indicate that we have established reserves or have exited the exploration stage for purposes of Guide 7.  Furthermore, since we do not have reserves, we cannot provide any indication or assurance as to how long we will likely continue mining activities at our mine site or whether such activities will be profitable.

We propose to provide and/or cross-reference this cautionary statement as appropriate in our future reports that contain references to our mineral activities to ensure readers understand that we are in the exploration stage. We will also refrain from the use of the terms “development”, “production” (except as discussed in the response to staff comment No. 3 below), or “mining operations”, or any term that may imply mineral production, such as operations, and will substitute the term “mineral exploration” for “mining operations”.

3.	Please disclose your annual production. See Instruction 3 to Item 102 of Regulation S-K.

Response:

In response to this comment, we propose to add the disclosure of annual production to our Form 10-K for the year ending March 31, 2019, and filings for the respective subsequent periods in accordance with Instruction 3 to Item 102 of Regulation S-K, for the periods covered in the respective filing:

For the years ended March 31, 2018 and 2017, we produced and sold 35,890 and 8,615 tons of high-calcium limestone, respectively. Please reference “Cautionary Note Regarding Exploration Stage Status and Use of Certain Mining Terms” in Item 1 related to the current stage of our mineral explorations.

4.	It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Response:

In response to this comment, we propose to add the below disclosure to Item 2 our Form 10-K for the year ending March 31, 2019:

Please reference “Cautionary Note Regarding Exploration Stage Status and Use of Certain Mining Terms” in Item 1 related to stage of our mineral explorations, all of which are without reserves, as defined by Guide 7.

Background

Rocky Mountain Resources (RMR), through its subsidiary, RMR Aggregates, Inc., owns 44 mining claims on Bureau of Land Management (BLM) property in Garfield County, CO, USA. The mining claims encompass 880 acres (20 acres each) and are for chemical grade limestone found within the Leadville Limestone formation. RMR purchased the mining claims and the associated mining facilities and equipment from CalX Minerals in October of 2016.

The mineral rights are controlled through unpatented mining claims, the extents of which are shown on Figure 1. RMR has legal right to enter through the provisions of the 1872 Mining Law. The claims grant RMR the right to remove the minerals within each claim under a Plan of Operations which must be approved by the BLM. RMR does not have any surface rights or surface ownership with the claims. However, RMR may conduct surface activities and install structures on the surface so long as the approved Plan of Operations allows. There is no set duration or term to the mining claims. RMR retains the rights to the mining claims through the payment of claim renewal fees, to the BLM, in September of each year. Each of the 44 claims requires a renewal fee payment of $155 per claim. RMR is responsible for paying these claim renewal fees each year. All claims are listed below in Table 1.

There are no active plans for future exploration.

Claim Name	Claim No. (CMC-)	Loc. Date	Township	Range	Sec.	Description
Cascade No. 1	251537	5/10/2001	5 South	88 West	31	E/2NE/4SW/4
Cascade No. 2	251538	5/10/2001	5 South	88 West	31	W/2NE/4SW/4
Cascade No. 3	251539	5/10/2001	5 South	88 West	31	W/2SE/4SW/4
Cascade No. 4	251540	5/10/2001	5 South	88 West	31	E/2SE/4SW/4
Chemin No. 1	251541	5/10/2001	5 South	89 West	36	E/2NE/4SE/4
Chemin No. 2	251542	5/10/2001	5 South	89 West	36	W/2NE/4SE/4
Chemin No. 3	251543	5/10/2001	5 South	89 West	36	E/2NW/4SE/4
Chemin No. 4	251544	5/10/2001	5 South	89 West	36	W/2NW/4SE/4
Chemin No. 5	251545	5/10/2001	5 South	89 West	36	W/2SE/4SE/4
Chemin No. 6	251546	5/10/2001	5 South	89 West	36	E/2SW/4SE/4
Chemin No. 7	251547	5/10/2001	5 South	89 West	36	W/2SW/4SE/4
Storm Queen No. 1	276917	12/15/2008	5 South	89 West	36	W/2NW/4NE/4
Storm Queen No. 2	276918	12/15/2008	5 South	89 West	36	E/2NW/4NE/4
Storm Queen No. 3	276919	12/15/2008	5 South	89 West	36	W/2NE/4NE/4
Storm Queen No. 4	276920	12/15/2008	5 South	89 West	36	E/2NE/4NE/4
Storm Queen No. 5	276921	12/15/2008	5 South	88 West	31	W/2NW/4NW/4
Storm Queen No. 6	276922	12/15/2008	5 South	88 West	31	E/2NW/4NW/4
Storm Queen No. 7	276923	12/15/2008	5 South	88 West	31	W/2NE/4NW/4
Storm Queen No. 8	276924	12/15/2008	5 South	89 West	36	E/2SE/4NW/4
Storm Queen No. 9	276925	12/15/2008	5 South	89 West	36	W/2SW/4NE/4
Storm Queen No. 10	276926	12/15/2008	5 South	89 West	36	E/2SW/4NE/4

Claim Name	Claim No. (CMC-)	Loc. Date	Township	Range	Sec.	Description
Storm Queen No. 11	276927	12/15/2008	5 South	89 West	36	W/2SE/4NE/4
Storm Queen No. 12	276928	12/15/2008	5 South	89 West	36	E/2SE/4NE/4
Storm Queen No. 13	276929	12/15/2008	5 South	88 West	31	W/2SW/4NW/4
Storm Queen No. 14	276930	12/15/2008	5 South	88 West	31	E/2SW/4NW/4
Storm Queen No. 15	276931	12/15/2008	5 South	88 West	31	W/2SE/4NW/4
Storm Queen No. 16	276932	12/15/2008	5 South	89 West	36	W/2NE/4SW/4
Storm Queen No. 17	276933	12/15/2008	5 South	89 West	36	E/2NE/4SW/4
Storm Queen No. 18	276934	12/15/2008	5 South	88 West	31	W/2NW/4SW/4
Storm Queen No. 19	276935	12/15/2008	5 South	88 West	31	E/2NW/4SW/4
Storm Queen No. 20	276936	12/15/2008	5 South	89 West	36	W/2SE/4SW/4
Storm Queen No. 21	276937	12/15/2008	5 South	89 West	36	E/2SE/4SW/4
Storm Queen No. 22	276938	12/15/2008	5 South	89 West	36	E/2ES/4SE/4
Storm Queen No. 23	276939	12/15/2008	5 South	88 West	31	W/2SW/4SW/4
Storm Queen No. 24	276940	12/15/2008	5 South	88 West	31	E/2SW/4SW/4
Storm Queen No. 25	276941	12/15/2008	5 South	89 West	4	W/2NW/4NE/4
Storm Queen No. 26	276942	12/15/2008	5 South	89 West	4	E/2NW/4NE/4
Storm Queen No. 27	276943	12/15/2008	5 South	89 West	4	W/2NE/4NE/4
Storm Queen No. 28	276944	12/15/2008	5 South	89 West	4	E/2NE/4NE/4
Storm Queen No. 29	276945	12/15/2008	5 South	89 West	3	W/2NW/4NW/4
Storm Queen No. 30	276946	12/15/2008	5 South	89 West	3	E/2NW/4NW/4
Oasis No. 1	290391	4/5/2018	5 South	89 West	24	S/2NE/4NW/4
Oasis No. 2	290392	4/5/2018	5 South	89 West	24	W/2NW/4NW/4
Oasis No. 3	290393	4/5/2018	5 South	89 West	24	E/2NW/4NW/4

Table 1 – RMR mining claims

RMR operates the Mid-Continent Limestone Quarry on 6 of the 44 BLM mining claims it owns. RMR is permitted by the BLM and Colorado Division of Reclamation Mining and Safety (CO DRMS) to operate and extract limestone from the six claims in which the Mid-Continent Quarry is located. The six claims cover a total of 120 acres. RMR operates the quarry within a 38-acre boundary stipulated by its CO DRMS permit.

Additionally, RMR has additional exploration property consisting of the remaining 38 mining claims (760 acres) not currently included with the Mid-Continent Limestone Quarry. This property surrounds the Mid-Continent Limestone Quarry property with the majority of the acreage existing to the north and east of the Mid-Continent Limestone Quarry property (see Figure 1).

The boundaries of the Mid-Continent Limestone Quarry and the exploration property follow the boundaries of the mining claims on which they are located.

Figure 1 - Mid-Continent Quarry area map with mining claims

Location and Access

The Mid-Continent Limestone Quarry is located about 1 mile north of the city of Glenwood Springs in Garfield County, CO. Access to the quarry is provided by a BLM dirt road called Transfer Trail.

The terrain of the location is dominated by a hillside with a slope that ranges between 2H:1V and 3H:1V. Vegetation is mostly composed of sparse grasses, shrubs, and evergreen trees.

Geology and Mineralization

The quarry area is located in the Leadville Limestone formation and is bound by an unnamed fault to the north and the West Glenwood Fault to the south. The limestone outcrops to the east and to the west creating a natural boundary for the edges of the deposit. The deposit is roughly tabular in nature, with a west-northwest to east-southeast strike and 10-30° dip to the south-southwest. The Leadville Limestone formation ranges from approximately 150-175 feet thick in the quarry area.

Facilities

RMR owns a limestone milling facility located within the 38-acre mining boundary. Additionally, RMR owns and operates various pieces of crushing, screening, and heavy mobile equipment used for extracting and sizing the limestone in the quarry.

Current Status

Shortly after RMR purchased the property, extensive site cleanup was performed. RMR performs daily activities related to the production of limestone. This work includes blasting rock, transporting rock with excavators and front-end loaders and crushing and screening rock into usable sized pieces. To perform these activities, RMR has incurred costs, and will continue to incur costs. These costs include payment for supplies, equipment, labor, and other associated expenses related to the extraction of limestone.

The power at the site is provided by Glenwood Springs Utilities. RMR does not have a direct water connect and utilizes water transported to the site and purchased from nearby locations for all water needs. The quarry is currently in excellent working condition.

Exploration of Property

RMR has not performed any exploration drilling of its own on the property outside of the quarry. RMR has performed surface sampling of the limestone on sections of this property. Testing results from the surface sampling have shown the limestone in this property to be nearly identical in nature to the chemical grade limestone found in the quarry.

Historical exploration drilling, occurring between 1958-1976, took place over large sections of the property outside of the quarry. Testing results from this drilling show the existence of chemical grade limestone like the limestone found in the quarry. There are no active plans for future exploration.

The costs associated with our properties can be found in Note F to our consolidated financial statements.

5.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.
•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response:

In response to this comment, please see the proposed disclosure included as the response to comment 4.

6.	Please disclose the following information for each of your properties:
•	The nature of your ownership or interest in the property.
•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
•	An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
•	Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•	The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.
•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response:

In response to this comment, please see the proposed disclosure included as the response to comment 4.

Note B – Summary of Significant Accounting Policies

Property, Plant and Equipment, page F-9

2.	We note your response to comment 8. In the absence of proven and probable reserves, please tell us in greater detail how you determined your internal engineering estimates: (a) are sufficiently rigorous, relevant and reliable to serve as the basis for your units-of extraction denominator, and (b) provide the appropriate level of confidence to determine the denominator in your units-of-extraction calculation necessary to support the remaining book value of the unamortized mineral property asset. In your response, please provide us the proposed disclosure clarifying the inputs to your unit-of-extraction computation for the year ended March 31, 2018 and the impact on your financial statements for the year then ended.

Response to Comment No. 2:

The previous owners, CalX Minerals, LLC, prepared a “proven” reserve estimate of 5,629,000 tons of limestone. To determine this figure, a likely mining boundary was determined to be within the existing 38-acre CO DRMS boundary. The likely mining area is located to the north of the current mill bench area. The size of this area is roughly 22-23 acres. Then a total thickness of the Leadville Limestone formation was assumed to be 200 feet. As only a portion of this was limestone, with the rest being dolomite or weathered limestone, based on previous experience and historical production from the mine, an estimate of 35% was applied to the amount of limestone present in the 200-foot formation. Thus, limestone with a thickness of 70 feet and a density of 2.23 tons per bank cubic yard, a tonnage number in the range of the 5,629,000 ton mark was estimated. This figure is not based on any specific drilling within the 38-acre boundary. It is based on the current observed conditions in the active quarry area and the drilling performed by Colorado Fuels & Iron in the 1950s, 1960s, and 1970s. Depletion using the unit-of-extraction basis is consistent with ASC 360-10-35-3 as it depletes the properties cost over the properties’ useful life. As these methods are consistent with the relevant, aforementioned authoritative guidance and customary industry practice, we believe the use of these estimates are sufficiently reliable, with the relevant, proposed disclosures, for use as a basis for the figures in our financial statements. We believe that our use of the estimates is further supported by the fact that they are consistent with the results of operations from the quarry area over a multi-decade period.

We propose to include in our disclosures related to the unit-of-extraction computation to our Form 10-K for the year ending March 31, 2019, and filings for the respective subsequent periods, the following:

Depletion of mineral properties is determined on a unit-of-extraction method which provides for depletion of such costs over the productive life of the mineral properties. The unit-of-extraction rate is determined by computing the production for the period as a percentage of total estimated and recoverable limestone as of that period. Significant judgement is involved in the determination of the estimate of total recoverable limestone in the unit-of-extraction method. Our internal engineering estimates of total estimated and recoverable limestone is a key component in determination of the unit-of-extraction rate. Our estimates of the recoverable limestone may change, possibly in the near term, resulting in changes to depletion rates in future periods. During the years ended March 31, 2018 and 2017, depletion of mineral properties was approximately $9,000 and $2,000.

Note F - Property, Plant and Equipment, page F-11

3.	We note in your response to comment 10 you indicate "cash flows expected to result from their use, and eventual disposition, in mining operations" as your basis for the initial and subsequent capitalization of your mill equipment, mining equipment, and other property, plant and equipment associated with your Mid-Continent Quarry. Please explain how you were able to determine these cash flows with sufficient certainty to justify your initial capitalization, including considerations relating to your operations at the time, the assets' alternative uses, or salvage value.

We also note your reference to ASC 930-360-35. Please note the use of estimates of future cash flows beyond proven and probable reserves is limited to subsequent measurements (i.e. impairment) of mining assets that previously qualified for capitalization.

Response to Comment No. 3:

As referenced in Footnote D of the Company’s March 31, 2017 Form 10-K, approximately $1.969 million of property, plant and equipment was acquired in connection with the October 2016 acquisition of property from CalX (the “Acquisition”). The Acquisition was accounted for as a business combination under ASC 805, whereby the acquired identifiable assets, including property, plant and equipment, were accounted for at their acquisition date fair values in accordance with ASC 805-20-30-1:

The acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values.

The primary components of the acquired property, plant and equipment included rolling heavy equipment and ore crushing, milling, sifting and bagging facilities, as detailed below:

Description	Acquisition Date Fair Value	Useful Life (Years)

2014 Komatsu Wheel Loader	$285,000	11
2012 Komatsu Excavator	180,000	10
2011 Komatsu Dozer	155,000	12
Material sifting, delivery and silo system with vibratory hopper	419,000	14
Bagline with pallet feeder and transfer belt	230,000	7
2001 Volvo Motor Grader	50,000	5
Impact crushing station	90,000	7
2007 Astec Portable Screen	85,000	7
Mill feed and crushing system	67,500	10
Raymond roller mill with 12-20 ton hourly capacity with air heater	300,000	15
Other identifiable tangible property and equipment	107,800	2-15

Total	$1,969,300

The above acquisition date fair values and useful lives were derived directly from a third party appraisal performed during October 2016. Fair value, as used in the appraisal, was defined consistent with the definition provided for in ASC 820-10-20 as:

The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In addition to the property, plant and equipment acquired in the Acquisition, the Company acquired an approximate additional $200,000 and $300,000 of mining and milling equipment during the fiscal years ended March 31, 2017 and 2018, respectively. This incremental aggregate $500,000 of capitalized property and equipment was comprised primarily of various pieces of crushing, screening, and heavy mobile equipment.

As the Company’s property and equipment was being held for use in connection with the production of limestone and dolomite, the Company looked to ASC 360-10-35-16 for purposes of assessing impairment and continued capitalization. Due to the proximity of the Acquisition close date in October 2016 and the Company’s fiscal year-end on March 31, 2017, the Company did not believe that there were any events or changes in circumstances that would indicate that the recently acquired property and equipment were impaired as of that date.

For the year ended March 31, 2018, the Company believed that there was not a significant decrease in the market prices of its property and equipment as all were functional and had not incurred any excessive physical deterioration. Further, although the Company’s operations did provide a gross margin, as the Company’s mineral resources did not meet the definition of proven or probable reserves or value beyond proven or probable reserves, any potential revenue attributable to the Company’s limestone and dolomite production was excluded from the cash flow assumptions. Accordingly, recoverability of capitalized cost was based primarily on estimated salvage values and/or alternative future uses in accordance with ASC 360-10-35-29, which the Company believed represented reasonable approximations of those assets’ net book values.

As these methods are consistent with the relevant authoritative guidance and customary industry practice, we believe these estimates are sufficiently reliable, with the relevant, proposed disclosures, for use as a basis for the figures in our financial statements.

To clarify such assessment for impairment when the underlying mineral properties do not meet the definition of proved or probable reserves, we propose adding the following disclosure to our summary of significant accounting policies related to the impairment of long-lived assets:

The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. Any impairment losses are measured and recorded based on discounted estimated future cash flows and are charged to income on the Company’s consolidated statements of operations. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company’s estimates of future cash flows are based on numerous assumptions, including expected commodity prices, production levels, capital requirements and estimated salvage values. It is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable material, future commodity prices, production levels and costs and capital are each subject to significant risks and uncertainties. As of March 31, 2018, the Company’s mineral resources do not meet the definition of proven or probable reserves or value beyond proven or probable reserves and any potential revenue has been excluded from the cash flow assumptions. Accordingly, recoverability of the long-lived assets’ capitalized cost is based primarily on estimated salvage values or alternative future uses.

We would appreciate confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further suggestions from the staff.

Sincerely,

RMR Industrials, Inc.

/s/ Chad Brownstein

Chad Brownstein

Chairman and Chief Executive Officer

Cc:	Heidi Kelly, Executive Vice President

RMR Industrials, Inc.

4601 DTC Blvd., Suite 130

Denver, CO 80237